

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Li He, Esq.
Partner, Davis Polk & Wardwell LLP
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

> **Re: Genetron Holdings Limited**
> **Schedule 13E-3 filed November 27, 2023**
> **Filed by Genetron Holdings Limited et al.**
> **File No. 005-92048**

Dear Li He:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed November 27, 2023; Preliminary Proxy Statement filed as Exhibit (a)-(1)

Background of the Merger, page 20

1. We note the references to the October 2022 Projections and April 2023 Projections. Please disclose those projections and attach as exhibits to the Schedule 13E-3 any board books presented by Duff & Phelps to the Special Committee in addition to the presentation already filed as Exhibit (C)(2).

Transactions in the Shares and ADSs, page 95

2. Please provide additional detail regarding the shares "purchased" by Mr. Xu during the second quarter of 2022 and explain why the price "paid" per share was $0.00.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 96

3. Please explain the discrepancy between (i) the number of shares reported as owned in the aggregate by the directors and executive officers of the Company and (ii) the sum of the shares individually owned by Messrs. Wang, Yan, and Jiao.

General

4. Please confirm, if true, that because the required approval threshold for the merger is two-thirds of votes cast (rather than two-thirds of all outstanding shares), and because the Rollover Shareholders collectively own 59.7% of shares entitled to vote, approval of the merger has already, for practical purposes, been "locked up."

5. Please disclose the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions

cc: Xuelin (Steve) Wang, Esq.